SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
May 20, 2010
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

This Report on Form 6-K contains a press release of Infineon Technologies AG dated May 20, 2010, announcing that the company has settled its patent infringement claim against Elpida Memory Inc., and both Infineon and Elpida have agreed to seek dismissal of all pending patent infringement cases.

N e w s R e l e a s e / P r e s s e i n f o r m a t i o n
Infineon and Elpida Settle Legal Dispute
Neubiberg, Germany — May 20, 2010 — Infineon Technologies AG (FSE: IFX / OTCQX: IFNNY) today announced that it has settled its patent infringement claim against Elpida Memory Inc., and both Infineon and Elpida have agreed to seek dismissal of all pending patent infringement cases. Infineon initiated proceedings in February 2010, when it filed a complaint against Elpida and Elpida’s customers in the U.S. International Trade Commission (ITC). Elpida subsequently filed two lawsuits in the U.S. District Court, Eastern District of Virginia.
Infineon and Elpida have settled the dispute through a broad patent cross license relating to semiconductor technology. The specific terms and conditions of the license are confidential.
“Infineon is pleased to have reached this agreement with Elpida, and we look forward to a lasting peace between the companies,” said Prof. Dr. Hermann Eul, Member of the Management Board, responsible for Sales, Marketing, Technology and R&D at Infineon Technologies AG. “This outcome is further affirmation of our ongoing efforts to protect our intellectual property rights and business interests.”
About the case
On February 19, 2010, Infineon Technologies AG and its subsidiary Infineon Technologies North America Corp. filed a complaint with the ITC against Elpida Memory Inc. Infineon stated that Elpida had infringed Infineon’s patents covering key inventions in semiconductor processing and device manufacturing. Infineon’s complaint with the ITC sought an exclusion order that would have barred from entry into the US all infringing DRAM chips and products that are imported by Elpida or Elpida’s customers. On March 23, 2010, the ITC opened its investigation based on the complaint filed.
On April 2, 2010, Elpida filed two patent infringement lawsuits against Infineon in the U.S. District Court, Eastern District of Virginia.

About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2009 fiscal year (ending September), the company reported sales of Euro 3.03 billion with approximately 25,650 employees worldwide. With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange (ticker symbol: IFX) and in the USA on the over-the-counter market OTCQX International Premier (ticker symbol: IFNNY).
Further information is available at www.infineon.com
This news release is available online at www.infineon.com/press/

For the Business and Trade Press: INFXX201005.052e

Media Relations:	Name:	Phone:	Email:
Worldwide Headquarters	Monika Sonntag	+49 89 234 24497	monika.sonntag@infineon.com
U.S.A.	Mitch Ahiers	+1 408 503 2791	mitch.ahiers@infineon.com
Asia	Chi Kang David Ong	+65 6876 3070	david.ong@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5745 7340	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: May 20, 2010	By:	/s/ Michael von Eickstedt
Michael von Eickstedt
General Counsel

	By:	/s/ Rudolf von Moreau
Rudolf von Moreau
Corporate Counsel